UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PACIFIC RIM MINING CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

694915-28
(CUSIP Number)

May 21, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

DUNDEE PRECIOUS METALS INC.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Canada

Number of	5. Sole Voting Power	Nil
Shares
Beneficially	6. Shared Voting Power	Nil
Owned by
Each	7. Sole Dispositive Power	Nil
Reporting
Person With	8. Shared Dispositive Power	Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person Nil

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) Nil %

12. Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Pacific Rim Mining Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

#860- 625 Howe Street, Vancouver, British Columbia, V6C 2T6

Item 2(a).	Name of Person Filing:

Dundee Precious Metals Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

694915-28

Item 3.	N/A

Item 4.	Ownership.

(a)	Amount beneficially owned:	Nil
(b)	Percent of class:	Nil %
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote		Nil
	(ii) Shared power to vote or to direct the vote		Nil
	(iii)	Sole power to dispose or to direct the disposition of	Nil
	(iv)	Shared power to dispose or to direct the disposition of	Nil

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             N/A

Item 8. Identification and Classification of Members of the Group
             N/A

Item 9. Notice of Dissolution of Group
             N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 8, 2004

DUNDEE PRECIOUS METALS INC.
By:	(signed) Lori Beak
(Signature)

Vice President & Corporate Secretary
(Title)